JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

October 25, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: JPMorgan Trust I (the “Trust”) – File No. 811-21295 – Post-Effective Amendment No. 516

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust I (PEA No. 516) filed on August 23, 2017, with respect to the new Class R6 Shares of the JPMorgan Strategic Income Opportunities Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on or about October 30, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

Fee Table

1.	Comment: If Class R6 Shares will be used as “clean” shares pursuant to the staff’s recent interpretive letter to the Capital Group (Jan. 11, 2017) (“CG Letter”), please add the representations to the narrative fee table disclosure required by the CG Letter.

Response: We are not currently aware that the Class R6 Shares of the Fund will be used as “clean” shares. If, in the future, certain brokers decide to use the Class R6 Shares of the Fund as “clean” shares pursuant to the CG Letter, the narrative fee table disclosure for the Fund will be updated to explain that certain investors purchasing Class R6 shares may be subject to costs (including customary brokerage commissions) charged by their broker.

2.	Comment: The fee table includes interest expenses on short sales. Please advise if short selling is a principal investment strategy, given that interest expenses are included as a line item in the fee table, and include additional disclosure in the Risk/Return Summary if short selling is used as a principal investment strategy.

Response: Currently, short selling represents less than 1% of the market value of the Fund. As indicated in the “More About the Fund” section, short selling is not a principal investment strategy of the Fund.

3.	Comment: Please confirm that the waiver referenced in the Fee Table will be in effect for at least one year from the date of the Registration Statement.

Response: The Fund hereby confirms that the waiver reflected in the fee table will be in effect for at least one year from the effective date of the Registration Statement for Class R6 Shares of the Fund.

Portfolio Turnover

4.	Comment: The Risk/Return Summary indicates that the Fund’s portfolio turnover rate (including short sales) is 40%. Please advise supplementally how short sales are calculated in the portfolio turnover calculation.

Response: As required by Item 13(d) of Form N-1A, portfolio turnover is calculated by dividing the lesser amount of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. If the Fund engages in short selling, included in purchases and sales are any short sales that the Fund intends to maintain for more than one year. Specifically the proceeds from a short sale are included in the value of the portfolio securities sold during the period and the cost of covering a short sale is included in the value of portfolio securities purchased during the period.

What are the Fund’s Main Investment Strategies?

5.	Comment: The Risk/Return Summary indicates that the Fund invests in fixed income securities. Please disclose the average weighted maturity or duration of the fixed income securities in which the Fund invests.

Response: We do not believe that additional disclosure should be provided given the Fund’s opportunistic strategy. In this respect, the Fund’s fixed income investments are not subject to specific duration or average weighted maturity limitations. As indicated in the Risk/Return Summary, the Fund has flexibility to allocate its assets among a broad range of fixed income securities.

6.	Comment: The Risk/Return Summary indicates that the Fund invests in credit securities. Please indicate whether this means fixed income securities and include additional disclosure.

Response: Credit securities include both investment grade and non-investment grade debt securities. The disclosure will be updated at the Fund’s next annual update on or around July 1, 2018 to reference “debt” securities specifically.

The Fund’s Main Investment Risks

7.	Comment: The Risk/Return Summary includes High Yield Securities and Loan Risk. To the extent that the Fund invests in bank loans, please disclose that such loans may take more than seven days to settle.

Response: The purpose of the Fund’s Registration Statement is to register new share classes of the Fund. While the Trust believes that its current disclosure highlights the risks associated with Loans, including settlement risk and liquidity risk, and that it is not necessary to add a specific reference to seven days, the Trust currently intends to add disclosure that certain Loans may take more than seven days to settle in its next annual update for the Fund on or around July 1, 2018 in response to the staff’s comments.

8.	Comment: The Fund includes “Industry and Sector Focus Risk” in its Risk/Return Summary. If the Fund concentrates its investments in a specific industry or sector as of the date of the prospectus, please note this fact in the principal investment strategies section.

Response: Although certain investments used by the Fund as part of its principal investment strategies may be impacted by the performance of various sectors or industries, the Fund does not have a current intention to concentrate in a specific industry or sector. To the extent that the Fund’s investments may be impacted by the performance of various sectors or industries, the Fund believe that the risks of these investments are already disclosed in the Risk/Return Summary and therefore, additional risk disclosure should not be added to the Industry and Sector Focus Risk. For example, the prospectus for the Fund discloses separately the risks associated with asset-backed, mortgage-related and mortgage-backed securities.

9.	Comment: The first sentence under “ETF Risk” provides that the Fund may invest in shares of other investment companies, including common shares and preferred shares of closed-end funds. Please consider moving this sentence under “Investment Company Risk.”

Response: The Fund will consider combining the risks in its next annual update.

10.	Comment: ETF Risks indicates that the “ price movement of an ETF may not track the underlying index.” If the Fund will only utilize passively managed ETFs in its principal investment strategy, please add disclosure in the Risk/Return Summary.

Response: While the Fund has flexibility to invest in both active and passively managed ETFs as disclosed in the More About the Fund section, the Main Investment Strategy disclosure only references “registered investment companies that seek to track the performance of a particular market index or security.” As a result, the Fund does not believe that additional disclosure is required in the Risk/Return Summary.

More About the Fund

11.	Comment: The Additional Information About the Fund’s Investment Strategies section indicates that short selling in which the Fund must borrow a security it wants to sell short is not currently a principal strategy of the Fund. Please confirm that such short selling is not used as part of the Fund’s principal investment strategy given the inclusion of a separate line in the fee table related to interest expense on short selling.

Response: Short selling is not a principal investment strategy of the Fund.

12.	Comment: The Investment Risks section references contingent convertible securities (“CoCos”). Please disclose in correspondence how much of the Fund’s assets are expected to be invested in contingent convertible securities (“CoCos”).

Response: While the Fund may invest in convertible securities as part of its principal investment strategy, the Fund currently does not use CoCos as part of its principal investment strategy. As of September 30, 2017, the Fund invested roughly 0.02% of its portfolio in CoCos and currently anticipates that its investments in CoCos will be less than 5% of the Fund’s assets at the time of purchase.

13.	Comment: The “Derivatives Risk” section in the More About The Fund section refers to “short sales.” If short sales are a principal strategy, please modify the Fund’s investment strategies to include a description of short selling.

Response: As indicated in response to Comments 2 and 11 above, short selling is not a principal investment strategy of the Fund.

Glossary

14.	Comment: Please delete the definition of “Required Minimum Distributions” as it is not included in the Class R6 prospectus.

Response: The proposed deletion will be made.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

15.	Comment: With respect to the Fund’s concentration policy, please confirm that the Fund will look through to the underlying funds in determining compliance with the Fund’s concentration policy.

Response: The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

16.	Comment: One of the portfolio turnover disclosure tables indicates that short sales are included in the portfolio turnover rate. Please advise supplementally how short sales are calculated in the portfolio turnover calculation.

Response: Please see the response to Comment 4.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (614)-213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary